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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                                RIO ALGOM LIMITED
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    766889109
                                 (CUSIP Number)

                                Kevin N. Thompson
                  Vice-President, Secretary and General Counsel
                                  Noranda Inc.
               P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                            Toronto, Ontario M5J 2T3
                                 (416) 982-7475
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 4 Pages)
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CUSIP No. 766889109                     13D             Page 2 of 4 Pages
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         This Amendment No. 5 to Schedule 13D, which was originally filed on
April 24, 2000 (the "Original Schedule 13D") and amended on June 23, 2000 ("Amendment No. 1"), July 20, 2000 ("Amendment No. 2"), August 25, 2000 ("Amendment No. 3") and September 12, 2000 ("Amendment No. 4"), relating to the Common Shares of Rio Algom Limited ("Rio Algom"), a corporation incorporated under the laws of the Province of Ontario, Canada, is being filed by Noranda Inc. ("Noranda"), Brascan Corporation ("Brascan"), and EdperPartners Limited ("EdperPartners"), with Noranda, Brascan and EdperPartners being sometimes referred to hereinafter as the "Reporting Persons." Except as set forth in this Amendment No. 5, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, has not changed. All dollar amounts shown in this Amendment No. 5 are in Canadian dollars.

         This Amendment No. 5 relates to a press release by Noranda with respect to its previously announced unsolicited tender offer for all of the outstanding Common Shares of Rio Algom not currently owned by it.

ITEMS 3 THROUGH 6.

         See the Press Release, dated October 3, 2000, which is attached hereto as Exhibit 99.9 and is hereby incorporated by reference into this Amendment
No. 5.

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CUSIP No. 766889109                      13D              Page 3 of 4 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Press Release, dated August 22, 2000 (incorporated by reference to Exhibit 99.1 to Amendment No. 3)

         99.2 Agreement, dated August 22, 2000, by and between Noranda Inc. and Corporacion Nacional del Cobre de Chile, portions of which are subject to a request for confidential treatment, as noted in the Agreement (incorporated by reference to Exhibit 99.2 to Amendment No. 3)

         99.6 Schedule of Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1)

         99.7 Joint Filing Agreement Required by Rule 13d-1(k)(incorporated by reference to Exhibit 99.2 to the Original Schedule 13D)

         99.8 Press Release, dated September 8, 2000 (incorporated by reference to Exhibit 99.8 to Amendment No. 4)

         99.9     Press Release, dated October 3, 2000



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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 4, 2000                           NORANDA INC.


                                            By: /s/ Aaron W. Regent
                                                -------------------------------
                                            Name:  Aaron W. Regent
                                            Title: Executive Vice-President,
                                            Chief Financial Officer


                                            EDPERPARTNERS LIMITED


                                            By: /s/ David W. Kerr
                                                -------------------------------
                                            Name:  David W. Kerr
                                            Title: Co-Chief Executive


                                            BRASCAN CORPORATION


                                            By: /s/ Jack L. Cockwell
                                                -------------------------------
                                            Name:  Jack L. Cockwell
                                            Title: President and Chief
                                            Executive Officer
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                                                                    Exhibit 99.9
[NORANDA LOGO]

                                  NEWS RELEASE



NORANDA DECLINES TO BID FOR RIO ALGOM

TORONTO, ONTARIO, OCTOBER 3, 2000 - Noranda Inc. announced today that after conducting a full and thorough due diligence review of the operations and assets of Rio Algom Limited and discussions with its partner, Codelco, it will not be proceeding with its bid to acquire the outstanding shares of Rio Algom.

"The information gathered during due diligence, and our subsequent analysis, suggests an increased bid would not meet our investment threshold," stated David Kerr, President and CEO of Noranda Inc. "We have a commitment to our shareholders to be disciplined in our investment decisions and accordingly we will not be proceeding with an offer."

"In any event, we look forward to building on the excellent working relationships established with Codelco which will no doubt lead to future opportunities to work together," Kerr added.

In the absence of a new offer, Noranda intends to tender its 5.4 million shares in Rio Algom to Billiton plc. On that basis, Noranda will receive proceeds of $146 million and recognize a pre-tax gain of approximately $48 million.

"Noranda remains focused on its objective of creating value and growing the company through the operation, acquisition and discovery of high-quality mining and metallurgical assets, which may include using the proceeds to buy back Noranda shares under a normal course issuer bid. We will also continue to evaluate other opportunities," added Kerr.

NORANDA INC. is a leading international mining and metals company with more than 30 mining and metallurgical operations and projects under development in 8 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 17,000 people. It is listed on The Toronto Stock Exchange (NOR).


For more information:

NORANDA (www.noranda.com):


Mr. Dale Coffin

Manager, Public Affairs & External Communications
416-982-7161
coffind@noranda.com